

September 23, 2011

Liz Lewzey
Vice President, Planning and Reporting
Pinafore Holdings B.V.
Fred. Roeskestraat 123
Amsterdam
The Netherlands

> **Re:** **Pinafore Holdings B.V.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 13, 2011**
> **File No. 333-175137**

Dear Ms. Lewzey:

We have reviewed your responses to the comments in our letter dated September 2, 2011 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. We note your response to our prior comment one and reissue in part. Please revise to provide a basis for your beliefs regarding "hold[ing] the number one position" on pages 7, 115 and 126 and being "the leading North American manufacturer" on pages 4 and 118. If there are no publicly available sources concluding that you hold the number one position or are the leading North American manufacturer of certain products, please revise your disclosure throughout the prospectus to so state. Additionally, please revise to clarify what "certain publicly available third-party data" you relied on.

Exhibit 5.1

2. We note your response to our prior comment six and reissue in part. Please delete assumption (iv) beginning on page two and carrying over to page three of the opinion or advise.

Exhibit 5.15

3. We note your response to our prior comment seven and reissue in part. Please have counsel revise and refile exhibit 5.15 to remove any language that suggests that only the

registrant may rely on the opinion. We note that the last amendment of your registration statement did not include exhibit 5.15.

Exhibit 5.18

4. We note your response to our prior comment seven and reissue in part. Please have counsel revise exhibit 5.18 to remove the language "in connection with matters pertaining to Mexican law from the last paragraph on page 5 of the opinion.

Exhibits 5.22 and 5.24

5. We note your response to our prior comment seven and reissue in part. Please have counsel revise exhibit 5.22 and 5.24 to delete the second part of Section 1.3.13, starting with "this opinion is not to be used, quoted" and subsections (a) and (b) that follow.

6. We note your response to our prior comment 15 and reissue in part. Please revise assumption 2.1(h) in exhibits 5.22 and 5.24 and refile the exhibits to clarify that it does not apply to Gates Engineering & Services Hamriyah FZE.

Exhibit 5.15

7. We note your response to our prior comment ten and reissue. Please have counsel revise to delete section 4(i) and please refile the opinion. Jurisdictional matters related to the protections of the federal securities laws are matters to be determined by the courts. Thus it appears inappropriate for counsel to make this assumption.

8. We note your response to our prior comment 11 and reissue. While counsel may qualify an opinion when appropriate, it is not appropriate to assume material matters underlying the opinion. Please have counsel revise to delete section 5(e) and please refile the opinion.

9. We note your response to our prior comment 12 and reissue. It is inappropriate for counsel to assume any of the material facts underlying the opinion. Please have counsel revise to delete section 5(f) and please refile the opinion.

Exhibits 5.1 through 5.24

10. We note your response to our prior comment eight and reissue. Please have counsel revise and refile exhibits 5.1, 5.3, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, 5.16, 5.17, 5.18, 5.19, 5.20, 5.21, 5.22, and 5.24 to remove language that may imply that the opinion is only for the benefit of the registrant. For example, we note that the legal opinions contain the following language: (1) "this opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act" or (2)

"this opinion is made for the benefit of and may be relied upon by the addressees thereof."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc (via E-mail):   Rachel Sheridan, Esq.
                        Latham & Watkins LLP